Protection One, Inc.
1035 N. 3rd Street, Suite 101

Lawrence, KS 66044

February 5, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

Re:                               Protection One, Inc.

Request to Withdraw Registration Statement on Form S-3

(Registration No. 333-144502) Originally Filed July 12, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Protection One, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced registration statement on Form S-3 (the “Registration Statement”).  The Registrant has determined not to proceed with any offer or sale of securities pursuant to the Registration Statement due to market conditions.  No securities have been sold pursuant to the Registration Statement.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The Registrant’s facsimile number is (785) 856-9700.  The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact R. Scott Falk, P.C. of Kirkland & Ellis LLP at (312) 861-2340 with any questions you may have.

Sincerely,

PROTECTION ONE, INC.

By:	/s/ Darius G. Nevin
	Name:	Darius G. Nevin
	Title:	Executive Vice President and Chief Financial Officer